UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quorum Health Corporation

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

74909E106

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Robert W. Reeder III

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

April 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,865,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,865,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,865,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) HC- CO

CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,865,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,865,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,865,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) BD-OO-IA

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quorum Health Corporation, a Delaware corporation (the “Issuer”), filed on April 26, 2019 (the “Schedule 13D”). Except as amended and supplemented by this Amendment No. 1, the information set forth in the Schedule 13D remains unchanged. Unless context otherwise requires, capitalized terms used in this Amendment No. 1 without definition have meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing it with Schedule I and Schedule II included with this Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Restructuring Support Agreement

On April 7, 2020, the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to implement the financial restructuring of the Debtors (the “Restructuring”).

In contemplation of its potential bankruptcy filing and proposed restructuring and recapitalization under Chapter 11 of the Bankruptcy Code, on April 6, 2020, the Debtors entered into a Restructuring Support Agreement (the “RSA”) with the Consenting Stakeholders (as defined therein), including Goldman Sachs. The Consenting Stakeholders entered into the RSA severally and not jointly. Pursuant to the RSA, the Consenting Stakeholders, severally and not jointly, have agreed to, among other things, support the Restructuring on the terms of a joint prepackaged Chapter 11 plan of reorganization (including all annexes, exhibits, schedules and supplements thereto, the “Plan”) as described in the RSA and attached as Exhibit A thereto.

Existing Senior Secured Debt

Under the Plan, Special Situations Investing Group, Inc., a Delaware corporation and affiliate of the Reporting Persons, as a First Lien Lender (as defined in the Plan) pursuant to that certain credit agreement, dated as of April 29, 2016, by and among the Issuer, as borrower, each of the guarantors named therein, the lenders from time to time party thereto and the First Lien Agent (as defined in the Plan), except to the extent it agrees to less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed First Lien Loan Claim (as defined in the Plan), it will receive its pro rata share of (i) the First Lien Loan Claims Paydown Amount (as defined in the Plan) and (ii) the Exit Facility (as defined in the Plan).

Existing Senior Notes

Pursuant to the Plan, Goldman Sachs, as a holder of the Issuer’s 11.625% Senior Notes due 2023 (the “Senior Notes”) issued pursuant to the indenture dated April 22, 2016, by and between the Issuer and the Indenture Trustee (as defined in the Plan), on the Plan Effective Date (as defined in the Plan), except to the extent it agrees to less favorable treatment of its Allowed Claim (as defined in the Plan), will receive its pro rata share of (i) 100% of the new common stock of the reorganized Issuer, subject to dilution for certain issuances of new common stock, and (ii) the beneficial interests in a litigation trust established by the Debtors for the benefit of the holders of claims under the Senior Notes.

Existing Common Stock

All outstanding shares of Common Stock will be cancelled pursuant to the Plan. Therefore, if the Plan is confirmed by the Bankruptcy Court, the Reporting Persons will not receive any recovery in their capacity as holders of such Common Stock.

The Reporting Persons do not currently intend on participating in the New Common Equity Raise (as defined in the Plan) and are not parties to the Equity Commitment Agreement (as defined in the Plan).

The Restructuring has not been approved by the Bankruptcy Court. The summary of the Restructuring, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in their entirety by reference to the definitive agreements and transactions, as approved by the Bankruptcy Court.

The foregoing description of the RSA (including the Plan) and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In connection with the RSA or any other transaction with respect to the Issuer, the Reporting Persons and their representatives expect, from time to time, to engage in discussions with management of the Issuer, the board of directors of the Issuer and other current or prospective stockholders of the Issuer, existing or potential strategic partners of the Issuer, financing or potential financing sources and other relevant parties, in each case, including the other Consenting Stakeholders and their respective affiliates and representatives.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting it in its entirety and substituting it with the following:

(a) As of November 6, 2019, there were 32,916,020 shares of Common Stock outstanding as reported by the Issuer in its latest Form 10-Q for the quarterly period ended September 30, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2019.

As of April 7, 2020, GS Group and Goldman Sachs may be deemed to have beneficially owned 2,865,563 shares of Common Stock in the aggregate, representing approximately 8.7% of the shares of Common Stock outstanding.

In accordance with SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

No Reporting Person or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I and II hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) There have been no transactions by the Reporting Persons with respect to the Common Stock during the sixty days prior to the date of filing of the Amendment No. 1.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, if any, held in Managed Accounts, no person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

On September 16, 2019, Goldman Sachs entered into a Securities Purchase Agreement with DK LDOIV Trading Subsidiary LP, pursuant to which DK LDOIV Trading Subsidiary LP purchased from Goldman Sachs $45,000,000 principal amount of the Senior Notes.

On February 4, 2020, February 12, 2020 and February 13, 2020, Goldman Sachs sold $2,734,000, $2,750,000 and $2,000,000 principal amounts of the Senior Notes, respectively, through third-party banks, broker dealers and financial intermediaries.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

24.3	Power of Attorney, relating to THE GOLDMAN SACHS GROUP, INC.

24.4	Power of Attorney, relating to GOLDMAN SACHS & CO. LLC.

99.2	Restructuring Support Agreement, dated April 6, 2020, by and among Quorum Health Corporation, each of its subsidiaries party thereto and each Consenting Stakeholder party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 7, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2020

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Nathan R. Burby
Name:	Nathan R. Burby
Title	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Nathan R. Burby
Name:	Nathan R. Burby
Title	Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Elizabeth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.

Ellen J. Kullman	President & CEO, Carbon, Inc.; Former Chair and Chief Executive Officer of DuPont

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.

Karen P. Seymour	Executive Vice President and General Counsel of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

NAME	PRESENT PRINCIPAL OCCUPATION

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II

The name of each member of the board of managers of Goldman Sachs & Co. LLC is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America, except Mr. Stein, who is a citizen of South Africa. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Executive Vice President and Chief Financial Officer of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.